One Corporate Center                         GAMCO Asset Management Inc.
Rye, NY 10580-1435-1422
    Tel. (914) 921-7732
    Fax (914) 921-5384
    pgoldstein@gabelli.com

April 6, 2010

Peggy Kim, Esq.
Special Counsel
Office of Mergers & Acquisitions
U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re:           Myers Industries, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed March 9, 2010 by GAMCO Asset Management Inc.
File No. 1-08524

Dear Ms. Kim:

GAMCO Asset Management Inc. (“GAMCO”) responds to your comment letter, dated March 17, 2010, concerning the Preliminary Proxy Statement filed by GAMCO and referenced above.  We are responding to your comments as numbered in your letter.  A revised preliminary proxy statement, as well as a red-lined version, reflecting changes from the earlier submission, are enclosed.  GAMCO appreciates your timely and careful review of our submission.

1. Myers Industries, Inc. (“Myers”) filed its definitive proxy statement on March 23, 2010.  Therefore, we believe GAMCO may now refer shareholders to the information contained in the Myers proxy statement in reliance on Rule 14a-5.

2. We have revised the proxy statement and proxy card in accordance with comment no. 2

3. We have included the ratification of Myers’ independent auditors as a proposal in our proxy statement and proxy card.

4. We have identified each Participant and refer to the proxy as being solicited by the Participants where appropriate in response to your comment.

5. We have revised the proxy statement and card as appropriate to indicate they are “preliminary copies.”

6. We have added the date, time and place of the 2010 Annual Meeting, as well as the record date.

7. We have revised the proxy statement with respect to the contacts between the Participants and Myers.

8. We have revised the proxy statement in response to comment no. 8.

9. We have revised the proxy statement in response to comment no. 9.

10. We have revised the proxy statement in response to comment no. 10.

11. We have revised the proxy statement in response to comment no. 11.

Finally, in response to your letter, please be advised that GAMCO acknowledges that:

•	GAMCO is responsible for the adequacy and accuracy of the disclosures in the filing;

•	Staff comments or changes in disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	GAMCO may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me if you require additional information.

Sincerely,
GAMCO Asset Management Inc.

_________________________
By: Peter D. Goldstein
                                                                                           Director of Regulatory Affairs

Enclosures